SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     )*<F1>
                                         -----

                                 GENROCO, INC.
                            -----------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  3724499-10-8
                               ------------------
                                 (CUSIP NUMBER)

                                255 INFO HIGHWAY
                            SLINGER, WISCONSIN 53086
                                 (262) 644-8700
                        --------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                 MARCH 15, 2000
                          ----------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                           check the following box o.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                        (Continued on following page(s))

    CUSIP NO. 3724499-10-8                                 Page  2  of 17 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     CARL A. PICK

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) o

                                                                         (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

     IN

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

  Number of      7   SOLE VOTING POWER
    Shares           2,050,869

 Beneficially    8   SHARED VOTING POWER
   Owned by          0*<F2>

     Each        9   SOLE DISPOSITIVE POWER
  Reporting          2,050,869

    Person       10  SHARED DISPOSITIVE POWER
     With            0*<F2>

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,050,869*<F2>

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.43%*<F2>

14   TYPE OF REPORTING PERSON (See Instructions)

     IN

   *<F2> Mr. Pick disclaims the beneficial ownership of any shares owned by his wife, Barbara Pick, who is listed as Reporting Person 2 in this Schedule 13D.

    CUSIP NO. 3724499-10-8                                 Page  3  of 17 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

         BARBARA PICK

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) o

                                                                        (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

          IN

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

  Number of      7   SOLE VOTING POWER
    Shares           2,006,008

 Beneficially    8   SHARED VOTING POWER
   Owned by          0*<F3>

     Each        9   SOLE DISPOSITIVE POWER
  Reporting          2,006,008

    Person       10  SHARED DISPOSITIVE POWER
     With            0*<F3>

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,006,008*<F3>

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.92%*<F3>

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

  *<F3> Mrs. Pick disclaims the beneficial ownership of any shares owned by her husband, Carl Pick, who is listed as Reporting Person 1 in this Schedule 13D.

ITEM 1.   SECURITY AND COMPANY.

          This Statement relates to Common Stock, par value $.02 per share (the "Common Stock"), of Genroco, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 255 Info Highway, Slinger, Wisconsin 53086.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is being filed jointly by Carl A. Pick ("Reporting Person 1")and Barbara Pick ("Reporting Person 2"), husband and wife (the "Reporting Persons"). The Joint Filing Agreement dated August 14, 2001 between Mr. and Mrs. Pick is set forth in Exhibit 1 hereto and is incorporated herein by reference.

          (b) The business address of each Reporting Person is 255 Info Highway, Slinger, Wisconsin 53086.

          (c) Reporting Person 1 is the Chairman, Chief Executive Officer and President of the Company. Reporting Person 2 is the Chief Executive Officer and President of VideoPropulsion, Inc., a former subsidiary of the Company, which was distributed to its shareholders on July 10, 2000. Both Reporting Persons are directors of the Issuer.

          (d) To the best of the Reporting Persons' knowledge, during the last five years, none of the persons named in Item 2 or in Exhibit 7.1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All individuals named in Item 2 or Exhibit 7.1 hereto are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Most of the acquisitions were financed with the personal funds of the respective Reporting Person. However, each Reporting Person financed the purchase of 252,000 of their shares of Issuer common stock by entering into Promissory Notes with the Issuer for the purchase price of the shares (the "Promissory Notes"). Reporting Person 1 entered into four Promissory Notes for the following amounts: (i) promissory note dated August 3, 1998 for 30,000 shares with a principal sum of $169,500 (which is 93% of the average of the bid and asked price for the 30 days prior to the agreement (the "average bid and asked price")); and (ii) promissory note dated July 19, 1999 for 12,000 shares with a principal sum of $66,000 (which is 88% of the average bid and asked price). Reporting Person 2 entered into promissory notes for the following amounts: (i) promissory note dated August 3, 1998 for 30,000 shares with a principal sum of $169,500 (which is 93% of the average of the bid and asked price for the 30 days prior to the agreement (the "average bid and asked price")); and (ii) promissory note dated July 19, 1999 for 12,000 shares with a principal sum of $66,000 (which is 88% of the average bid and asked price). Under the terms of the Promissory Notes, installment payments of principal and interest (at a rate of 5.81% per annum) are due in three equal annual payments; provided, however, that the Reporting Person's obligation to pay any principal and interest on the installment is waived and included as taxable income to the Reporting Person, if the Reporting Person remains continuously employed by the Issuer through the date such installment payment is due. All payment obligations are also waived if the Reporting Person is terminated by the Issuer for reasons other than Cause or the Reporting Person terminates employment for Good Reason (as those terms are defined in the Promissory Notes). As of the date of this filing, 144,000 of the shares of each Reporting Person are held as collateral by the Company in connection with the

                               Page 4 of 17 Pages

          Promissory Notes. See Item 6 for a more detailed description of the collateral provisions. Each Reporting Person has an outstanding balance of $33,250 due on the Promissory Notes.

ITEM 4.   PURPOSE OF TRANSACTION.

          This Schedule 13D is being filed to report the beneficial ownership interests which the Reporting Persons have in the Common Stock of the Issuer. The Reporting Persons have not previously filed a Schedule 13D since the Issuer filed its registration statement on Form 10-SB on October 15, 1999 and became a reporting company. Reporting Person 1 is the President, Chief Executive Officer and director of the Company. Reporting Person 2 is a current director and former employee of the Company. As such, information with respect to the Reporting Person's beneficial ownership of the Common Stock has been disclosed in the Company's annual reports on Form 10-KSB. In addition, the Reporting Persons have previously filed a Form 4, pursuant to the filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Persons believe that all material information concerning their beneficial ownership of the Company's Common Stock has been previously disclosed.

          The Reporting Persons have no immediate plans or proposals which relate to or would result in the types of transactions set forth in
          (a) through (j) of Item 4. As noted above, the Reporting Persons serve as directors of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) Reporting Person 1 beneficially owns 2,050,869 shares of Common Stock (or 23.43%) and Reporting Person 2 beneficially owns 2,006,008 shares of Common Stock (or 22.92%), based upon the number of outstanding shares as of the date of this filing.

          (b)  Reporting Person 1 has sole power to vote and the sole power to
               dispose of all of the shares which he owns.   For Reporting
               Person 1, this includes 60 shares held in a trust, 319,800 shares held in an HR-10 plan, 58,000 in an IRA and 114,585 shares held in the Company's ESOP. Reporting Person 2 has sole power to vote and the sole power to dispose of all of the shares which she owns. For Reporting Person 2, this includes 307,000 shares held in a HR-10 plan, 56,800 in an IRA and 110,001 shares held in the Company's ESOP. Each Reporting Person disclaims beneficial ownership of the shares of common stock held by the other.

          (c) Neither Reporting Person has effected any transaction with respect to the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Persons also entered into stock purchase agreements in connection with the Promissory Notes discussed under Item 3. The stock purchase agreements entered by each Reporting Person were executed on the date and are for the number of shares and the purchase price (listed as the "principal sum") of the Promissory Notes which each Reporting Person executed (collectively referred to as the "Stock Purchase Agreements"), as listed in Item 3 of this Schedule 13D. Pursuant to the Stock Purchase Agreements, the shares purchased are subject to "Puts" and "Calls." In the event that the Reporting Person's employment arrangement with the Issuer terminates for any reason, the Issuer has a right to "Call" the stock at the sales price and the Reporting Person has the right to "Put" the stock back to the Issuer in exchange for payment of the outstanding Promissory Note at a price equal to approximately 95% of the purchase price. Such "Call" options, however, shall terminate in the event that the Issuer terminates the Reporting Person for reasons other than Cause or the Reporting Person terminates employment for Good Reason (as those terms are defined in the Stock Purchase Agreements). Reference is made to
          Item 3 of this Schedule 13D for information regarding the material terms of the Promissory Notes.

                               Page 5 of 17 Pages

          Under the Stock Purchase Agreements, the Reporting Persons' obligations to pay the principal sums are secured by a pledge of the unvested shares of Common Stock purchased pursuant to the agreements. Until the loan is repaid, the stock is held in custody by the Company or an agent of the Company.

          Each Reporting Person has pledged some of their shares as collateral under a Personal Line of Credit Agreement (the "Credit Agreement") entered into between the Reporting Persons, together, and the bank. Reporting Person 1 has pledged 332,000 shares of Common Stock and Reporting Person 2 has pledged 332,860 shares of Common Stock under the Credit Agreement. Reference is made to the terms of the agreement as set forth fully in Exhibit 7.4 hereto.

          A description of the contents of any document referred to in Items 3 and 6 of this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement, dated as of August 14, 2001, between Carl A. Pick and Barbara Pick.

          Exhibit 7.2 Form of Stock Purchase Agreement, in substantially the same form as the executed Stock Purchase Agreements entered into by each of the Reporting Persons, as reported in Item 6. (The form of Stock Purchase Agreement is identical to those executed by each Reporting Person, except it excludes information concerning the date, the number of shares and the purchase price of the shares for each of the executed agreements. Such information is provided in Item 3 of this Schedule 13D.)

          Exhibit 7.3 Form of Promissory Note, in substantially the same form as the executed Promissory Notes entered into by each of the Reporting Persons, as reported in Item 3. (The form of Promissory Note is identical to those executed by each reporting Person, except it excludes information concerning the date, the number of shares and the principal sum of the shares for each of the executed notes. Such information is provided in Item 3 of this Schedule 13D.)

          Exhibit 7.4 Personal Line of Credit Agreement between the Reporting Persons and the bank dated May 12, 2000.

                               Page 6 of 17 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 14, 2001

                                   /s/ Carl A. Pick
                                   -----------------------------------
                                   Carl A.  Pick

                                   /s/ Barbara Pick
                                   -----------------------------------
                                   Barbara Pick

                               Page 7 of 17 Pages